As filed with the U.S. Securities and Exchange Commission on April 4, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________
NORSK HYDRO ASA
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

The Kingdom of Norway
(Jurisdiction of incorporation or organization of issuer)

JPMorgan Chase Bank, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 552-4944
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Glenn Smyth
Hydro Gulf of Mexico, Inc.
1200 Smith Street, Suite 800
Houston, Texas 77002
(713) 759-1770
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Norsk Hydro ASA	100,000,000 American Depositary Shares	$0.05	$5,000,000	$535

(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as Exhibit (a)(3) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Face of American Depositary Receipt
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Reverse, paragraph (3)
(iii) Collection and distribution of dividends	Face, paragraphs (4) and (6), Reverse, paragraph (1)
(iv) Transmission of notices, reports and proxy soliciting material	Reverse, paragraphs (3) and (5)
(v) Sale or exercise of rights	Face, paragraphs (3) and (4); Reverse, paragraphs (1) and (6)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, paragraph (3); Reverse, paragraphs (1), (4) and (6)
(vii) Amendment, extension or termination of the Deposit Agreement	Reverse, paragraphs (9) and (10)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Reverse, paragraph (5)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Face, paragraphs (1), (2), (3), (4) and (6)
(x) Limitation upon the liability of the Depositary	Reverse, paragraph (7)
(3) Fees and Charges	Face, paragraph (6)

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Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b) Statement that Norsk Hydro ASA is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Face, paragraph (9)

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Form of Deposit Agreement. Amended and Restated Deposit Agreement dated as of October 1, 1987 among Norsk Hydro ASA, JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as an Exhibit to Registration Statement No. 333-10234 which is incorporated herein by reference.

(a)(2)
Form of Amendment to Deposit Agreement. Conformed Copy of Amendment No. 1 to Deposit Agreement. Previously filed as an Exhibit to Registration Statement No. 333-10234 which is incorporated herein by reference.

(a)(3)	Form of ADR. Filed herewith as Exhibit (a)(3).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 24, 2006.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name: Joseph M. Leinhauser
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Norsk Hydro ASA certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 24, 2006.

NORSK HYDRO ASA

By:	/s/ Eivind Reiten
Name: Eivind Reiten
Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eivind Reiten, John Ove Ottestad and Ida Helliesen, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on March 24, 2006, in the capacities indicated.

Signature	Title
/s/Jan Reinås Jan Reinås	Chairperson of the Board of Directors

/s/Borger A. Lenth Borger A. Lenth	Deputy Chairperson of the Board of Directors

/s/Eivind Reiten Eivind Reiten	President and Chief Executive Officer

/s/John Ove Ottestad John Ove Ottestad	Executive Vice President and Chief Financial Officer

/s/Elisabeth Grieg Elisabeth Grieg	Director

/s/Håkan Mogren Håkan Mogren	Director

/s/Ingvild R. Myhre Ingvild R. Myhre	Director

/s/Kurt Anker Nielsen Kurt Anker Nielsen	Director

/s/Geir Nilsen Geir Nilsen	Director

/s/Sten Roar Martinsen Sten Roar Martinsen	Director

/s/Terje Friestad Terje Friestad	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Registration Statement in Houston, Texas on March 24, 2006.

Authorized U.S. Representative

By:	/s/ Glenn Smyth
Name: Glenn Smyth
Hydro Gulf of Mexico, Inc.

INDEX TO EXHIBITS

Exhibit Number
(a)(3)	Form of ADR.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.
(e)	Rule 466 Certification